OMB APPROVAL
OMB Number:	3235-0167
Expires:	December 31, 2014
Estimated average burden
hours per response	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-174406-03

WILLBROS UNITED STATES HOLDINGS, INC*

(Exact name of registrant as specified in its charter)

4400 Post Oak Parkway

Suite 1000

Houston, TX 77027

(713) 403-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

*	See “Table of Additional Registrants” on the next page for additional registrants which are also included in this Form 15.

**	The securities covered by this Form 15 are subsidiary Guarantees of Debt Securities that were registered pursuant to the Registration Statement on Form S-3 (Registration No. 333-174406) filed by the Registrants but that were never sold. A post-effective amendment to such Registration Statement to deregister such unsold Guarantees of Debt Securities has been filed and declared effective.

TABLE OF ADDITIONAL REGISTRANTS

Name	Address of Principal Executive Offices	Commission File Number

Bemis, LLC	727 Route 112 Jacksonville, VT 05342	333-174406-35

Chapman Construction Co., L.P.	10011 W. University Drive McKinney, TX 75070	333-174406-34

Chapman Construction Management Co., Inc.	10011 W. University Drive McKinney, TX 75070	333-174406-31

Chapman Holding Co., Inc.	10011 W. University Drive McKinney, TX 75070	333-174406-33

Construction & Turnaround Services, L.L.C.	4304 E. 36th Street North Tulsa, OK 74115	333-174406-32

Halpin Line Construction LLC	170 Moore Road Weymouth, MA 02189	333-174406-30

Hawkeye, LLC	100 Marcus Boulevard, Suite 1 Hauppauge, NY 11788	333-174406-29

Lineal Industries, Inc.	350 Presto-Sygan Rd. Bridgeville, PA 15017	333-174406-22

Willbros Downstream, LLC	1900 N. 161st East Ave. Tulsa, OK 74116	333-174406-21

Willbros Downstream of Oklahoma, Inc.	1900 N. 161st East Ave. Tulsa, OK 74116	333-174406-20

Premier Utility Services, LLC	100 Marcus Boulevard, Suite 1 Hauppauge, NY 11788	333-174406-19

Premier West Coast Services, Inc.	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-04

Skibeck Pipeline Company, Inc.	100 Marcus Boulevard, Suite 1 Hauppauge, NY 11788	333-174406-18

Skibeck PLC, Inc.	100 Marcus Boulevard, Suite 1 Hauppauge, NY 11788	333-174406-17

Trafford Corporation	350 Presto-Sygan Rd. Bridgeville, PA 15017	333-174406-16

UTILX Corporation	22820 Russell Road Kent, WA 98032	333-174406-15

UtilX Overseas Holdings, Inc.	22820 Russell Road Kent, WA 98032	333-174406-14

Willbros Construction California (U.S.), Inc.	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-13

Willbros Construction (U.S.), LLC	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-12

Willbros Energy Services Company	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-11

Willbros Engineers, LLC	8641 United Plaza Blvd., Suite 204 Baton Rouge, LA 70809	333-174406-02

Name	Address of Principal Executive Offices	Commission File Number

Willbros Engineers (U.S.), LLC	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-10

Willbros Engineering California (U.S.), Inc.	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-09

Willbros Government Services (U.S.), LLC	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-08

Willbros Midstream Services (U.S.), LLC	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-07

Willbros Project Services (U.S.), LLC	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-06

Willbros Refinery and Maintenance Services (U.S.), LLC	4400 Post Oak Parkway, Suite 1000 Houston, TX 77027	333-174406-05

Willbros T&D Services, LLC	115 West 7th St., Suite 1410 Fort Worth, TX 76102	333-174406-01

Willbros Utility T&D Group Common Paymaster, LLC	100 Marcus Boulevard, Suite 1 Hauppauge, NY 11788	333-174406-28

Willbros Utility T&D Holdings, LLC	100 Marcus Boulevard, Suite 1 Hauppauge, NY 11788	333-174406-27

The telephone number for each additional registrant is (713) 403-8000.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 5, 2013		WILLBROS UNITED STATES HOLDINGS, INC.

	By:	/s/ Van A. Welch
Van A. Welch
Executive Vice President and Chief Financial Officer

Date: November 5, 2013		BEMIS, LLC
CHAPMAN CONSTRUCTION CO., L.P.
By: Chapman Construction Management Co., Inc., its general partner
CHAPMAN CONSTRUCTION MANAGEMENT CO., INC.
CHAPMAN HOLDING CO., INC.
CONSTRUCTION & TURNAROUND SERVICES, L.L.C.
HALPIN LINE CONSTRUCTION LLC
HAWKEYE, LLC
LINEAL INDUSTRIES, INC.
WILLBROS DOWNSTREAM, LLC
WILLBROS DOWNSTREAM OF OKLAHOMA, INC.
PREMIER UTILITY SERVICES, LLC
PREMIER WEST COAST SERVICES, INC.
SKIBECK PIPELINE COMPANY, INC.
SKIBECK PLC, INC.
TRAFFORD CORPORATION
WILLBROS CONSTRUCTION CALIFORNIA (U.S.), INC.
WILLBROS CONSTRUCTION (U.S.), LLC
WILLBROS ENERGY SERVICES COMPANY
WILLBROS ENGINEERS (U.S.), LLC
WILLBROS ENGINEERING CALIFORNIA (U.S.), INC.
WILLBROS GOVERNMENT SERVICES (U.S.), LLC
WILLBROS MIDSTREAM SERVICES (U.S.), LLC
WILLBROS PROJECT SERVICES (U.S.), LLC
WILLBROS REFINERY AND MAINTENANCE SERVICES (U.S.), LLC

	By:	/s/ Richard W. Russler
Richard W. Russler
Treasurer

Date: November 5, 2013		WILBROS UTILITY T & D GROUP COMMON PAYMASTER, LLC
By: Wilbros Utility T & D Holdings, LLC, its manager
WILBROS UTILITY T & D HOLDINGS, LLC
WILBROS T & D SERVICES, LLC

	By:	/s/ Johnny M. Priest
Johnny M. Priest
President

Date: November 5, 2013	UTILX CORPORATION
UTILX OVERSEAS HOLDINGS, INC.

	By:	/s/ Jason French
Jason French
Vice President

Date: November 5, 2013	WILLBROS ENGINEERS, LLC

	By:	/s/ Raleigh P. Richards
Raleigh P. Richards
Manager, Senior Vice President and Chief Financial Officer

5